Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-186788
September 16, 2014

REALTY INCOME CORPORATION

PRICING TERM SHEET

4.125% Notes due 2026

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated September 16, 2014 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 22, 2013 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Trade Date:	September 16, 2014

Expected Settlement Date:	September 23, 2014 (T+5)

Anticipated Ratings[1]:	Baal by Moody’s Investors Service, Inc. (stable outlook) BBB+ by Standard & Poor’s Ratings Services (stable outlook) BBB+ by Fitch Ratings (stable outlook)

Net Proceeds:	Approximately $247.1 million after deducting the underwriting discount but before deducting other estimated expenses payable by the Company.

Use of Proceeds:

The Company intends to use approximately $220.0 million of the net proceeds plus the amount necessary to pay accrued but unpaid dividends on the Company’s 6.75% Monthly Income Class E Cumulative Redeemable Preferred Stock (the “Class E preferred stock”) to redeem all of its outstanding shares of Class E preferred stock.  The Company intends to use the remaining net proceeds to repay a portion of the borrowings outstanding under its acquisition credit facility and, to the extent not used for the foregoing  purposes, for other general corporate purposes and working capital, which may include acquisitions.  On September 15, 2014, the Company had approximately $232.3 million of outstanding borrowings under its $1.5 billion acquisition credit facility and anticipates that approximately $232.3 million of borrowings will be outstanding under such facility on the closing date of this offering. Borrowings under the acquisition credit facility are generally used to acquire properties.  For additional information, see “Use of Proceeds” in the Preliminary Prospectus Supplement.

Security:	4.125% Notes due 2026

Principal Amount:	$250,000,000

Maturity Date:	October 15, 2026

1   Note:  A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Interest Rate:	4.125% per annum, accruing from September 23, 2014

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2015

Price to Public:	99.499%, plus accrued interest, if any

Spread to Benchmark Treasury:	+ 160 basis points

Benchmark Treasury:	2.375% due August 15, 2024

Benchmark Treasury Price/Yield:	98-07+ / 2.578%

Reoffer Yield:	4.178%

Optional Redemption:

Prior to July 15, 2026, make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +25 basis points, plus accrued and unpaid interest, if any, to the redemption date.  On and after July 15, 2026, 100% of principal amount, plus accrued and unpaid interest, if any, to the redemption date.  See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP/ISIN:	756109AR5 / US756109AR55

Joint Book-Running Managers:

Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated
BNY Mellon Capital Markets, LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Regions Securities LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Lead Manager:	Morgan Stanley & Co. LLC

Senior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BBVA Securities Inc. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC

Co-Managers:

Capital One Securities, Inc.
Comerica Securities, Inc.
Raymond James & Associates, Inc.
SMBC Nikko Securities America, Inc.
Evercore Partners Inc.
Mizuho Securities USA Inc.
Moelis & Company LLC
TAP Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone (toll free) at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com, RBC Capital Markets, LLC by telephone (toll free) at 1-866-375-6829 or by email at usdebtcapitalmarkets@rbccm.com , U.S. Bancorp Investments, Inc. by telephone (toll free) at 1-877-558-2607, or Wells Fargo Securities, LLC by telephone (toll free) at 1-800-326-5897 or by email at cmclientsupport@wellsfargo.com.